O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  EGONZALEZ@OLSHANLAW.COM

DIRECT DIAL:  212.451.2206

March 10, 2022

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

David Plattner
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kohl’s Corporation (“KSS” or the “Company”) Preliminary Proxy Statement on Schedule 14A filed by Macellum Badger Fund, LP, et al. Filed February 18, 2022 (the “Proxy Statement”) File No. 001-11084

Dear Mr. Plattner:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated February 25, 2022 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by Macellum Badger Fund, LP and the other participants in its solicitation (“Macellum”). We have reviewed the Staff Letter with Macellum and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed February 18, 2022

Cover Page

1.	On page 1, please revise the second item in the list of proposals so as to avoid the impression that you are seeking authority to approve the compensation of the Company’s named executive officers, rather than to vote against it.

Macellum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 10, 2022

Letter to Shareholders, page i

2.	We note the following statement: “Macellum believes the terms of fourteen directors currently serving on the Board expire at the 2022 Annual Meeting” (emphasis added). The same sentence appears on page 2. Please explain why this statement is not presented as fact, or revise.

Macellum acknowledges the Staff’s comment and has revised the Proxy Statement to factually state the number of directors who are up for election at the 2022 Annual Meeting, now that the Company has filed its preliminary proxy statement.

3.	Please explain why the 4.998% ownership figure is being rounded down to 4.9% rather than up to 5.0%. Alternatively, revise the disclosure so as to present the ownership percentage in a more straightforward manner.

Macellum acknowledges the Staff’s comment and clarifies that Macellum’s ownership figure was rounded down to 4.9% rather than up to 5.0% because Macellum believed that rounding up to 5.0% may be misleading to the Company’s shareholders, as it may imply that Macellum owns 5% or more of the Company’s outstanding common stock, and therefore, would be required to adhere to certain rules and regulations under the Securities Exchange Act of 1934, such as the filing of a Schedule 13D with the SEC, when in fact, Macellum did not own 5% or more of the Company’s outstanding common stock and is not currently subject to these requirements.

Notwithstanding the above, Macellum’s ownership has changed since February 18, 2022 and Macellum has revised the Proxy Statement to reflect its updated ownership and present it in a more straightforward manner.

Reasons for the Solicitation, page 13

4.	We note the various references to “Macellum Estimates” in the footnotes to the charts in this section. Please disclose the underlying data and calculations that support such estimates.

Macellum acknowledges the Staff’s comment and has revised the Proxy Statement to replace all Macellum Estimates with firm numbers that have been disclosed by the Company in its public filings subsequent to the date Macellum originally filed its preliminary proxy statement, except with respect to Exhibit 10.

With respect to Exhibit 10, the locations and square feet of the properties are from SEC filings that were accessed using Bloomberg. Macellum Estimates as used in this exhibit are only used to calculate the price per square foot and market value based on the price per square foot of each property.  Macellum determined each property’s price per square foot based on discussions with industry experts.

March 10, 2022

Proposal No. 3, page 30

5.	Please correct the title of the proposal so that it refers correctly to “the Company’s” accounting firm.

Macellum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

6.	Please correct here and elsewhere the mistaken end date of the Company’s fiscal year. Please also ensure more broadly that references in your proxy statement align with the latest disclosure in any proxy statement filed by the Company.

Macellum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Now that the Company has filed its preliminary proxy statement, Macellum has updated certain other disclosures in the Proxy Statement to align with the Company’s proxy statement.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Elizabeth Gonzalez-Sussman
Elizabeth Gonzalez-Sussman